UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 31, 2018

MEDEQUITIES REALTY TRUST, INC.

(Exact name of registrant as specified in its charter)

Maryland	001-37887	46-5477146
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3100 West End Avenue, Suite 1000 Nashville, Tennessee (Address of principal executive offices)	37203 (Zip Code)

Registrant’s telephone number, including area code: (615) 627-4710

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 1.01.	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On January 2, 2019, MedEquities Realty Trust, Inc. (the “Company”), MedEquities OP GP, LLC (the “Company General Partner”) and MedEquities Realty Operating Partnership, LP (the “Company Operating Partnership” and, together with the Company and the Company General Partner, the “Company Parties”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Omega Healthcare Investors, Inc. (“Omega”) and OHI Healthcare Properties Limited Partnership (the “Omega Operating Partnership” and, together with Omega, the “Omega Parties”). The Merger Agreement and the transactions contemplated thereby were approved unanimously by the Company’s board of directors (the “Company Board”) and unanimously by Omega’s board of directors.

Pursuant to the terms of the Merger Agreement and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, the Company will merge with and into Omega (such merger transaction, the “Merger”) at the effective time of the Merger (the “Merger Effective Time”), with Omega continuing as the surviving company in the Merger. At the Merger Effective Time, each share of common stock, $0.01 par value per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Merger Effective Time will be converted into the right to receive the following consideration (the “Merger Consideration”):

•

0.235 of a share of common stock of Omega (the “Omega Common Stock”), subject to adjustment under certain limited circumstances, plus the right to receive cash in lieu of any fractional shares of Omega Common Stock; and

•	an amount in cash equal to $2.00, subject to adjustment under certain limited circumstances (the “Cash Consideration”).

Pursuant to the terms of the Merger Agreement, the Company will declare a special dividend of $0.21 per share of Company Common Stock payable to the holders of record of Company Common Stock as of the end of trading on the New York Stock Exchange on the trading day immediately prior to the closing date of the Merger, which will be payable together with the Cash Consideration in the Merger in accordance with the terms of the Merger Agreement (the “Pre-Closing Dividend”). The Pre-Closing Dividend will be paid by Omega or, if requested by Omega and subject to certain conditions, the Company. In addition to the Pre-Closing Dividend, the Company will be permitted to declare and pay its regular quarterly dividends in an amount not to exceed $0.21 per share of Company Common Stock per quarter; however, the Company will not pay any dividend with respect to the third quarter of 2018. Omega will be permitted to declare and pay its regular quarterly dividends at an annualized rate not to exceed $2.64 per share of Omega Common Stock prior to the Merger Effective Time.

In connection with the Merger, each outstanding restricted share of Company Common Stock will vest in full at the Merger Effective Time and be converted into the right to receive the Merger Consideration and the Pre-Closing Dividend. Each outstanding restricted stock unit of the Company will be cancelled and retired at the Merger Effective Time and no payment or other consideration will be made with respect thereto.

The Company Parties and the Omega Parties have made customary representations, warranties and covenants in the Merger Agreement, including, among others, a representation by Omega that it has and will continue to have access to sufficient funds to pay the Cash Consideration and any cash in lieu of any fractional shares of Omega Common Stock and consummate the transactions contemplated by the Merger Agreement, covenants by the parties to use their reasonable best efforts to obtain all required third party consents and consummate the Merger and to conduct their respective businesses in the ordinary course during the period between execution of the Merger Agreement and closing of the Merger. The Company Parties have also agreed not to solicit alternative transactions or, subject to certain exceptions, participate in discussions relating to an alternative transaction, furnish non-public information to third parties relating to an alternative transaction, change the Company Board’s recommendation to the Company’s stockholders or enter into an agreement with respect to an alternative transaction.

The Merger Agreement requires the Company to convene a special meeting of stockholders for purposes of obtaining approval of a majority of the outstanding shares of Company Common Stock and requires Omega to prepare and file with the Securities and Exchange Commission (the “SEC”) a Form S-4 registering the Omega Common Stock issuable as part of the Merger Consideration and requires the Company to prepare and file a proxy statement with respect to such meeting as promptly as practical after the date of the Merger Agreement, which proxy statement will contain, subject to certain exceptions, the Company Board’s recommendation that the Company’s stockholders vote in favor of the Merger.

The Merger is subject to customary closing conditions, including, among other things, (1) the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on the Merger, (2) the absence of any law, injunction, judgment, order or ruling prohibiting the Merger, (3) the accuracy of the representations and warranties made by the parties (subject to customary materiality and other qualifications), (4) the performance by the parties in all material respects of their covenants, obligations and agreements under the Merger Agreement, (5) the receipt of certain third party consents, (6) the delivery of tax opinions related to each of the Company’s and Omega’s status as a real estate investment trust under the Internal Revenue Code of 1986, as amended (the “Code”), (7) the delivery of tax opinions that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (8) the absence of a material adverse effect on the Company Parties or the Omega Parties prior to the closing. The consummation of the Merger is not subject to any financing condition and does not require the vote of the stockholders or holders of debt securities of Omega.

The Merger Agreement contains certain termination rights for the Company and Omega, including, without limitation, the ability of the Company to terminate the Merger Agreement if the Company Board approves and authorizes the Company to enter into a definitive agreement to implement a superior proposal, so long as the Company Parties are not in breach of the non-solicitation provisions of the Merger Agreement. In addition, the Merger Agreement may be terminated under certain circumstances, including: (A) by mutual written consent of the Company and Omega; (B) by either the Company or Omega (1) if the Merger has not been consummated on or before June 30, 2019 (the “Outside Date”), (2) if any of the representations or warranties made by the other party were inaccurate when made, or have become inaccurate as of a date subsequent to the date of the Merger Agreement, in each case which would result in the applicable closing condition of such party being incapable of being satisfied by the Outside Date (subject to certain exceptions), (3) if there has been a breach by the other party of any covenant or agreement, which would result in the applicable closing condition of such party being incapable of being satisfied by the Outside Date (subject to certain exceptions), (4) if a governmental authority issued a final, non-appealable order prohibiting the consummation of the Merger or (5) upon a failure of the Company to obtain approval of the requisite vote of its stockholders; or (C) by Omega, (1) if the Company Board changes its recommendation that the Company’s stockholders approve the Merger, (2) if the Company fails to include in its proxy statement the Company Board’s recommendation that the Company’s stockholders approve the Merger or (3) if a tender or exchange offer relating to the Company Common Stock is commenced and the Company does not announce an adverse recommendation with respect to such tender or exchange offer within ten business days.

If the Company terminates the Merger Agreement in connection with its entry into an alternative transaction with respect to a superior proposal and under other specified circumstances, the Company will be required to pay to Omega: (i) a termination fee of $6,533,861 plus reimbursement of up to $1,500,000 in expenses, with respect to any termination on or before the date that is 30 days following the date of the Merger Agreement (subject to extension if the Company Parties and the Omega Parties are engaged in a match-right process relating to a superior proposal, as provided in the Merger Agreement) (the “Initial Termination Period”); or (ii) a termination fee of $12,250,989 with respect to any termination following the Initial Termination Period.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

Item 1.02.	Termination of a Material Definitive Agreement.

As previously disclosed, the Company through certain wholly owned subsidiaries entered into a triple-net master lease agreement (the “New Texas Ten Lease”) with certain affiliates of Creative Solutions in Healthcare, Inc. for the Company’s ten skilled nursing facilities in Texas (the “Texas Ten Portfolio”). In connection with the commencement of the New Texas Ten Lease on January 1, 2019, the Company, on December 31, 2018, terminated the prior lease for the Texas Ten Portfolio—the Master Lease, dated July 29, 2015, as amended on January 13, 2016 (the “Prior Texas Ten Lease”), by and among certain subsidiaries of the Company and certain affiliates of OnPointe Health. The material terms of the Prior Texas Ten Lease are included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 under the heading “Business—Our Portfolio—Description of Significant Properties—Texas SNF Portfolio” and are incorporated by reference herein.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 2, 2019, the Company entered into Retention Incentive Award Agreements (the “Retention Agreements”) with each of John W. McRoberts, William C. Harlan and Jeffery C. Walraven. Pursuant to the Retention Agreements, if the Merger is consummated, Messrs. McRoberts, Harlan and Walraven will be paid cash awards of $486,000, $186,000 and $121,000, respectively, in each case subject to the satisfaction of the terms and conditions of the applicable Retention Agreement, including, subject to certain exceptions, being employed by the Company on the closing date of the Merger and complying with the terms of their respective employment agreements.

The foregoing description of the Retention Agreements does not purport to be complete and is qualified in its entirety by reference to the Retention Agreements, which are filed as Exhibits 10.1, 10.2 and 10.3 hereto and are incorporated herein by reference.

Item 8.01.	Other Events.

On January 2, 2019, Omega issued a press release announcing the execution of the Merger Agreement. A copy of such press release is attached as Exhibit 99.1 hereto and is incorporated by reference in this Item 8.01.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on current expectations, estimates and projections about, among others, the industry, markets in which the Company operates, management’s beliefs, assumptions made by management and the transactions described in this Current Report on Form 8-K. While the Company’s management believes the assumptions underlying its forward-looking statements and information are reasonable, such information is necessarily subject to uncertainties and may involve certain risks, many of which are difficult to predict and are beyond the control of the Company’s management. These risks include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the outcome of any legal proceedings that may be instituted against the Company Parties and others following announcement of the Merger Agreement; (3) the inability to complete the Merger due to the failure to obtain stockholder approval or the failure to satisfy other conditions to completion of the Merger; (4) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the Merger; (5) the ability to recognize the benefits of the Merger; (6) the amount of the costs, fees, expenses and charges related to the Merger; and (7) other risks that are set forth under “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 and Quarterly Reports on Form 10-Q for the quarters ended September 30, 2018 and June 30, 2018 and other documents filed by the Company with the SEC from time to time. All forward-looking statements speak only as of the date of this Current Report on Form 8-K or, in the case of any document incorporated by reference, the date of that document. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are qualified by the cautionary statements in this section. Except as otherwise may be required by law, the Company undertakes no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this Current Report on Form 8-K.

Cautionary Statements

The Merger Agreement has been filed as an exhibit to this Current Report on Form 8-K to provide investors with information regarding its terms. Except for its status as the contractual document that establishes and governs the legal relations among the parties thereto with respect to the transactions described above, the Merger Agreement is not intended to be a source of factual, business or operational information about the parties.

The representations, warranties and covenants made by the parties in the Merger Agreement are qualified and limited, including by information in the schedules referenced in the Merger Agreement that the Company Parties and the Omega Parties delivered in connection with the execution of the Merger Agreement. Representations and warranties may be used as a tool to allocate risks between the respective parties to the Merger Agreement, including where the parties do not have complete knowledge of all facts, instead of establishing such matters as facts. Furthermore, the representations and warranties may be subject to standards of materiality applicable to the contracting parties, which may differ from those applicable to investors. These representations and warranties may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this filing. Accordingly, they should not be relied upon as statements of factual information. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or its affiliates. The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Current Report on Form 8-K not misleading.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information

In connection with the proposed transaction, the Company will file a proxy statement (the “Proxy Statement”) and Omega will file a registration statement on Form S-4 (together with the Proxy Statement, the “Form S-4/Proxy Statement”), which will also contain the proxy statement of the Company, as well as other documents regarding the proposed transaction, with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4/PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the Form S-4/Proxy Statement will be sent to Company stockholders. Investors and security holders will be able to obtain the Form S-4/Proxy Statement and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov or from the Company’s website at www.medequities.com. These documents may also be obtained free of charge from the Company by requesting them by mail at MedEquities Realty Trust, Inc., 3100 West End Avenue, Suite 1000, Nashville, Tennessee 37203, Attention: Tripp Sullivan, or by telephone at (615) 760-1104. Investors and security holders will be able to obtain the Form S-4/Proxy Statement and other documents filed by Omega with the SEC free of charge from the SEC’s website at www.sec.gov or from Omega’s website at www.omegahealthcare.com. These documents may also be obtained free of charge from the Omega by requesting them by mail at 303 International Circle, Suite 200, Hunt Valley, Maryland 21030, Attention: Chief Financial Officer, or by telephone at (410) 427-1700.

Participants in the Solicitation

The Company, Omega and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the Company’s directors and executive officers is available in the Company’s definitive proxy statement on Schedule 14A dated April 16, 2018, for its 2018 Annual Meeting of Stockholders. Information about Omega’s directors and executive officers is available in Omega’s definitive proxy statement on Schedule 14A dated April 27, 2018 for its 2018 Annual Meeting of Stockholders, its Annual Report on Form 10-K filed with the SEC on February 23, 2018 and its Current Reports of Form 8-K filed with the SEC on October 25, 2018 and November 2, 2018. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4/Proxy Statement and other relevant materials to be filed with the SEC, as applicable, regarding the proposed transaction when they become available. Investors should read the Form S-4/Proxy Statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of the applicable documents from the Company or Omega as indicated above.

Item 9.01.	Financial Statements and Exhibits.

(d)    Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of January 2, 2019, by and among MedEquities Realty Trust, Inc., MedEquities OP GP, LLC, MedEquities Realty Operating Partnership, LP, Omega Healthcare Investors, Inc. and OHI Healthcare Properties Limited Partnership (Pursuant to Item 601(b)(2) of Regulation S-K, the schedules to the Agreement and Plan of Merger have been omitted and MedEquities Realty Trust, Inc. agrees to furnish supplementally a copy of any such omitted schedules to the SEC upon request).

10.1	Retention Incentive Award Agreement, dated January 2, 2019, by and between MedEquities Realty Trust, Inc. and John W. McRoberts.

10.2	Retention Incentive Award Agreement, dated January 2, 2019, by and between MedEquities Realty Trust, Inc. and William C. Harlan.

10.3	Retention Incentive Award Agreement, dated January 2, 2019, by and between MedEquities Realty Trust, Inc. and Jeffery C. Walraven.

99.1	Joint Press Release, dated as of January 2, 2019, issued by MedEquities Realty Trust, Inc. and Omega Healthcare Investors, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

  MEDEQUITIES REALTY TRUST, INC.

January 2, 2019	By:	/s/ John W. McRoberts
John W. McRoberts
Chairman and Chief Executive Officer